UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

LASERCARD CORPORATION

(Name of Subject Company)

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 78,638,883	$ 5,606.95
*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation. at a purchase price of $6.25 per share, with 12,348,904 shares issued and outstanding, 661,681 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $5.17, and 119,392 restricted stock units in each case as of December 14, 2010, as represented by LaserCard Corporation.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,606.95	Filing Party:	American Alligator Acquisition Corp., ASSA ABLOY Inc. and ASSA ABLOY AB
Form or Registration No.:	Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on December 22, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on January 6, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on January 19, 2011 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 20, 2011 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on January 21, 2011 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on January 24, 2011 (“Amendment No. 5”) and Amendment No. 6 filed with the SEC on January 28, 2011 (“Amendment No. 6”) by American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB (“ASSA ABLOY”), a limited liability corporation organized under the laws of Sweden, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation, a Delaware corporation (“LaserCard”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 7 is being filed on behalf of Purchaser, ASSA US and ASSA ABLOY.

All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On January 28, 2011, Purchaser announced that the Offer’s subsequent offering period terminated at 5:00 p.m., New York City time, on January 28, 2011 as a result of the consummation of the Merger. In the Offer, an aggregate of approximately 9.393 million Shares were validly tendered and not withdrawn, representing approximately 76.1% of the outstanding Shares. Purchaser has accepted for payment all Shares tendered through such termination. On January 28, 2011, through the exercise of the Top-Up Option to purchase additional Shares from LaserCard (as described more fully in the Offer to Purchase), Purchaser owned in excess of 90% of the outstanding Shares.

On January 28, 2011, ASSA ABLOY and LaserCard issued a joint press release announcing that the second step merger of Purchaser with and into LaserCard became effective on January 28, 2011 and LaserCard is now an indirect, wholly-owned subsidiary of ASSA ABLOY. As a result of the Merger, each outstanding Share not validly tendered and accepted for payment in the Offer (other than any Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares owned by LaserCard, ASSA US or any of their subsidiaries) was converted into the right to receive the same per Share price of US$6.25, net to seller in cash without interest thereon, paid in the Offer. Effective after the close of market on January 28, 2011, trading in LaserCard’s common stock on the Nasdaq Global Market will cease.

The full text of the January 28, 2011 joint press release is attached hereto as Exhibit (a)(5)(I).

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(I) Press Release, dated January 28, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011

AMERICAN ALLIGATOR ACQUISITION CORP.

By:	/s/ Denis R. Hébert
	Name:	Denis R. Hébert
	Title:	President

Dated: January 31, 2011

ASSA ABLOY INC.

By:	/s/ Jeffrey A. Mereschuk
	Name:	Jeffrey A. Mereschuk
	Title:	Executive Vice President and CFO

Dated: January 31, 2011

ASSA ABLOY AB

By:	/s/ Denis R. Hébert
	Name:	Denis R. Hébert
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(5)(I)	Press release, dated January 28, 2011.